Exhibit 99.1

InterCure Announces Exclusive

International Partnership Agreement with

Award Winning Cannabis Brand “Binske”

Leading Global Pharmaceutical Cannabis Company, InterCure, entered into an agreement with Praetorian Global, Inc. to license, manufacture and distribute the Florida-based cannabis brand “Binske”

NEW YORK, TORONTO, and HERZLIYA, Israel — December 19, 2022 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”), the largest and fastest growing medical cannabis company outside of North America, today announced that it has entered into a definitive licensing agreement with Praetorian Global, Inc. (the “Agreement”). Pursuant to the Agreement, Praetorian Global, Inc., based in Florida, and the parent company of the award-winning cannabis brand, “Binske” (“Binske”), agreed to grant InterCure an exclusive multi-year right to cultivate, manufacture, market, and distribute Binske-branded products (the “Branded Products”) in major global pharmaceutical markets including Israel, Germany, Australia, UK and others.

InterCure is of the view that Binske has pioneered the premium medical and recreational markets in the United States through its meticulous focus on standards, quality, and consistency. Lauded for its proprietary strains, craft ingredients, full product suite of nearly 200 offerings, and best-in-class packaging, “Binske” offers luxury, artisan-quality products using purposefully sourced ingredients that have earned widespread recognition, making it one of the largest and most recognizable brands in the American market. The “Binske” brand has won numerous cannabis related awards including Leafly’s Best Overall Brand, Best Edibles and Best Concentrates. The Company considers Binske’s sophisticated product offerings, coupled with their innovative brand identity, to set them apart from the rest of the marketplace. The Agreement brings these award winning products exclusively to Intercure’s Israeli hub to manufacture and distribute all “Binske” Branded Products under EU-GMP standards, exclusively to the international pharmaceutical space.

“As the international markets emerge, we feel it is our duty and responsibility to partner with global-leaders like InterCure who possess the same level of commitment to providing patients with the most sophisticated brands and best-in-class product offerings,” said Praetorian Global’s Founder, Chairman and CEO, Jacob Pasternack. “We have put significant time and resources into developing a nucleus of consumer patronage throughout North America and will now strategically take that same level of passion and dedication towards consumer experience abroad.”

As part of the Agreement, Binske will provide the Company access to its intellectual property (“IP”), including genetics, formulations and know-how for cultivation and manufacturing of Binske-branded cannabis products at the Company’s facilities. In addition, “Binske” will provide InterCure with IP relating to extraction formulations and the production of downstream products developed by “Binske”, and will support InterCure’s team with training of manufacturing and cultivation methods that are tailored for Binske’s exacting standards. Under the terms of the Agreement, InterCure will produce and distribute the Branded Products leveraging its international supply chain using the Company’s medical cannabis-dedicated pharmacy chain.

During the 7.5-year term of the Agreement, the same lines of core “Binske” Branded Products launched in North America will be manufactured and distributed exclusively by InterCure in the territories stipulated in the Agreement.

This partnership will bring together InterCure’s expertise in manufacturing at the EU-GMP pharmaceutical standard with Binske’s expertise in crafting a diverse range of flower and non-flower products, including live rosin, live resin, wax, shatter, gummies, chocolates, olive oil and medical cannabis vaping devices. The endeavor will attempt to address the specific needs for medical patients in the agreed territories by replicating the success of Binske’s core product offerings in the U.S. While the regulatory framework in the agreed territories is different than the U.S., the Company expects to utilize its GMP supply chain to make the necessary adjustments to comply with all regulatory requirements involved with the manufacturing and distribution of the products in the target markets.

“Binske is already one of the most recognized cannabis brands in the U.S.”, said InterCure’s” Chief Executive Officer, Alexander Rabinovitch.”Partnering with world-class leaders was always a significant part of our strategy and it enabled us to develop our industry leading portfolio of premium branded products. We are excited to partner with Binske and bring their high-quality flower and non-flower products into the pharmaceutical cannabis markets, improving quality of life for patient communities globally.”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

To be added to InterCure’s email distribution list, please email InterCure@kcsa.com with “InterCure” in the subject.

About Praetorian

Praetorian Global, Inc. is a leading brand owner and intellectual property provider to the global cannabis and hemp industry. Praetorian creates and develops unique portfolios of cannabis, hemp and lifestyle-related intellectual property, including specialized and proprietary product formulations, cultivars, and cultivation and production methodologies and techniques leading to award-winning premium consumer cannabis and hemp products. Praetorian, through its house of brands (including Binske and Oni) and its Oni Genetics line of business, provides access to its vast library and portfolio of intellectual property and over 100 years of combined cannabis cultivation and genetics knowledge and experience primarily through licensing arrangements with partners ranging from craft producers to multi-state operators and large-scale cultivators, enabling those partners to bring Praetorian’s and their own brands and products to market.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, the success of the Agreement and overall relationship with Praetorian Global, Inc., as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated April 5, 2022, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on July 14, 2021, as amended August 3, 2021 and August 18, 2021. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co